U.S. Securities and Exchange Commission
                             Washington, D.C. 20549


                                Amendment No. 1


                                   Form 10-SB
      General form for registration of securities of small business issuers
       Under Section 12 (b) or (g) of the Securities Exchange Act of 1934

                                Elgrande.com Inc.
                                -----------------
                 (Name of Small Business Issuer in its charter)

                                     Nevada
                                     ------
         (State or other jurisdiction of incorporation or organization)

                                   88-0409024
                                   ----------
                      (I.R.S. Employer Identification No.)

          Suite 308, 1040 Hamilton St., Vancouver, B.C., Canada V6B2R9
          ------------------------------------------------------------
                    (Address of principal executive offices)

                                  604 689 0808
                                  ------------
                            (Issuer's Telephone No.)

        Securities to be Registered under Section 12(b) of the Act: None

           Securities to be Registered under Section 12(g) of the Act:

                                  Common Stock
                                  ------------
                                (Title of Class)



Total Number of Pages: 82

Index to Exhibits Appears on Page: 30

Except for the historical information contained herein, the matters set forth in this registration statement are forward looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These forward looking statements are subject to risk and uncertainties that may cause actual results to differ materially. These forward looking statements speak only as of the date hereof and the Company disclaims any intent or obligation to update these forward looking statements.

Item 1.   Description of Business

     (a)  Business Development

     Elgrande.com Inc., (the Registrant) was incorporated in April, 1998 under the laws of the State of Nevada.

     (b)  Narrative Description of Business


The Company intends to develop and market an Internet application that enables consumers to locate and purchase goods sold directly by manufacturers and producers, which the Company believes will be without the increased cost of intermediate handling by distributors and retailers. For the manufacturers or producers involved, the site will provide a sales outlet for their goods which the Company Believes will ultimately generate a higher profit margin, compared to sales conducted through traditional distribution and wholesale organizations. Elgrande.com believes it can establish an economic model that will be superior to traditional marketing models involving inventory and margins on sales by providing a transaction service that eliminates much of the traditional cost of sales for the producer, while eliminating large mark-ups for the consumer.



As of April 1, 1999, over one hundred suppliers with over two million book titles, eighty thousand music titles and sixteen hundred DVD titles have agreed to participate in the Elgrande.com System.


The company will offer the merchandise of publishers on its world wide web site by generating descriptive web pages featuring each participating publishers' inventory. The company creates the initial database for each publisher's web page, and provides a means for the publishers to readily maintain the inventory database. The prices displayed on the Elgrande site will be comprised of the publishers wholesale price plus a US$1.50 flat rate fee per item for Elgrande. The purchaser shall also pay a percentage based surcharge based upon the payment method, as well as delivery charges.

For example, a client who purchases a book will see a listed price of $11.50, which consists of the $10.00 price plus the $1.50 Elgrande fee. Then if the purchaser pays with Visa, and opts for overnight delivery via FedEx, then he will incur the additional charges use of his Visa card, the cost of processing the credit card transaction, and the cost of delivery.


The site will initially focus on the sale and marketing of merchandise, such as books, software, audio and video CDs, tapes, and computer games. Elgrande.com will continuously add new products to its cataloging system as consumer confidence in Internet commerce and security grows. The objective is to create an Internet portal site that functions as a search engine (a software application that enables the user to locate information from a database or other information archive using relevant words pertaining to the search subject or criteria), but differs differs from typical search engines in that all of the material returned to users comprises merchandise that can be purchased immediately from the publisher/manufacturer of the merchandise. A portal site is an Internet site that functions as a starting point for world wide web sessions.

It is believed by Elgrande.com management that a search engine geared exclusively toward retail merchandise is at this time non-existent and in high demand. Elgrande.com filed U.S. and Canadian trademarks for the name "SHOPENGINE" and "ELGRANDE.COM".

Consumer support for this service is high, (See Table 1.1) as Internet shopping is increasing each year and is expected to continue to do so well into the next century. As consumer confidence in Internet transaction technologies increases, the Internet is expected to become the de facto research tool for locating the cheapest source of everyday goods. Elgrande.com intends to capitalize on this explosion as it has the team and the technology in place to successfully create, deploy, and market the first Internet application to provide direct purchasing at wholesale prices to consumers, while eliminating many of the marketing costs of goods- producing companies.

TABLE 1.1

                              ----------------------
                              WEB COMMERCE
                              ----------------------
                              1996      $2.6 billion
                              2002      $220 billion
                              ----------------------
                              WEB USERS
                              ----------------------
                              1996      28 million
                              2002      175 million
                              ----------------------

                              (Source: Ziff Davis)

                              ----------------------



According to the Gartner Report commissioned by the Company and reports filed by publicly held companies, Internet sales have increased 31% during the last quarter of this year, a result of boosted consumer confidence in the interactive media Marketplace. The "Earth's Biggest Bookstore," Amazon.com, grew the most with a 35% jump in revenue from $27.8 million in the last quarter to $37.9 million this quarter. E*Trade, an online brokerage, was up from last quarter by 31% as revenue went from $37 million to $48.5 million, with 60% of all revenue produced over the Internet. Companies such as Insight and CUC International were also up in Internet sales profits this quarter. An Internet Shopping report issued by Binary Compass Enterprises shows consumer confidence to be up from 26% to 33% and average expenditures online have increased from $162 to $192. The report also found that in considering online purchases, consumers are attracted to the ease, efficiency and availability of Internet sales rather than lower prices.



Elgrande.com inventory databases will be managed using relational database technology integrated with state-of-the-art geographically redundant hardware units at key Internet access points globally. A Relational Database is a software application component that digitally stores information in such a way that relationships to and from other data sources may be preserved thereby maximizing the functionality of stored data. Geographically Redundant Hardware Units are computing devices that are deployed in multiple physical locations so that the data and functions stored on one device are the same as that stored on devices at other locations as a means of guarding against system failure due to the failure of a single device. The Elgrande computers will contain all of the inventory data as well as programs necessary to permit an internet user to shop and conclude transactions. Elgrande.com will continuously evaluate Internet architecture as part of its operations to ensure 100% uptime and availability of the site to all consumers worldwide. Analysis and systems evaluation will be an integral part of Elgrande.com's ongoing effort and new technologies will be adapted to the system as they become available and are determined practical for the site. The proprietary relational database programming and web server configuration has been contracted to Macdonald Harris and Associates of Vancouver, British Columbia (MHA). MHA has been programming sophisticated dynamically generated web sites since 1994, and currently has The Royal Bank and Billboard Magazine sites as clients.

In January and February of 1998, Elgrande.com conducted an initial email survey of 200 publishing firms to determine if the firms would be inclined to participate in an online service such as that offered by Elgrande.com. Of 200 email letters sent, 177 replies were received in which the respondents expressed interest in the Elgrande.com system. In October of 1998, Elgrande.com commissioned the Gartner Group of San Jose, California to perform a study of the Company's business model and potential marketplace. The report concluded that eighty-eight percent of the publishers surveyed were highly probable to participate in Elgrande.com's business model.


THE ELGRANDE.COM SYSTEM


The Elgrande.com System consists of the development and deployment of a web site, search engine, relational databases, and administrative software interfaces. These will accommodate online shopping for retail level and business to business consumers, and enable management of the system by Elgrande.com management and companies participating in the Elgrande.com program. Initially, the products offered on Elgrande.com's website will be limited to literature, music, software, video and games.


The system will work in the following manner:


Visitors to the Elgrande.com web site will first encounter a welcome screen that presents a graphical user interface. This interface contains a menu with hyperlinks (text or image that causes a different page to appear on the user's screen when clicked on with mouse pointer during internet use) and a table of contents outlining the features, specials, articles and news available in the current issue. A search box will be part of every page, which enables the visitor to enter keywords, phrases or numbers to locate merchandise within the Elgrande.com database currently listed for sale. Upon entering the search criteria, a screen will be returned listing the matches to the visitor's query. The query matches will be brief descriptive paragraphs of each of the items returned. They will provide a hyperlink to a more detailed information page, as well as an option to add each item to a "shopping cart". The shopping cart is a software application that tracks user's accumulated purchases via mouse clicks on selected items.



Another option to the specific product search will be the option to "browse" through hierarchical directories of logically grouped headings based on subject type. This service will allow the visitor to "drill down" (using a series of hyperlinks in succession) through the directories until a list of products is returned that matches the subject matter sought by the visitor. The options available include add to shopping cart, search again, go back one level, return to the home page, or click any item in the menu bar to go to a corresponding section of the web site.


The "shopping cart" tracks the items that the visitor has tentatively decided to purchase on the Elgrande.com server. When the visitor has added all the items to the shopping cart that they wish to purchase, they will click on the "proceed to checkout" button where they will be presented with a list of all of the items in their cart, the price per item, plus applicable taxes. At this screen, options are presented to remove certain items, increase or decrease the quantities of each item, or to cancel the transaction entirely.

Once the contents of the shopping cart are edited to the satisfaction of the visitor, the "next" button is clicked that brings the visitor to the "shipment type" dialogue box. Here the option is presented for immediate (overnight via courier) delivery, secondary (within 2-3 days) delivery, and normal (land mail, first class) delivery. Besides the delivery option boxes, price descriptions are included in general terms.

This page is also where the customer submits delivery, billing, and contact information; including preferred method of payment. Payment options will include instant credit card through secure server.

telephone/credit card transaction, or submitted form/mailed money order or check.

Upon submission of this page, a screen will be returned that has the total cost of the transaction. The lower part of the screen will either ask for credit card information, or provide a form to fill out notifying Elgrande.com of a mailed payment method.

If the customer opts for instant credit card transaction, the information will be entered onto the form, the form will be submitted, and the transaction will be either approved or declined by the online clearinghouse. If the transaction is approved, a final confirmation screen is returned to the client confirming the amount billed to the credit card, an itemized list of the products and charges, as well as the total cost for shipping. A transaction number is issued which the client will use if they have any reason to contact Elgrande.com at any time before, during, or after shipment of the products. Elgrande.com will provide a tracking screen where the client will be able to keep track of their order as it is processed through the Elgrande.com system. Customs, duty and taxation information is also included in the final screen before submission for payment.

If the customer chooses to mail in payment, then the information is collected on a form including check type, check number, account number, etc. The subsequent screen will return all of the information included in the next screen of a credit card transaction, but with a notice that the orders paid for in this manner are not shipped until the funds have cleared from the account on which the check is written. Elgrande.com ships orders paid for by certified check or postal money order upon receipt and verification.


COMPANY PARTICIPATION


The recruitment of companies who will provide products to sell through the site (referred to as "Clients") will be accomplished through direct marketing and business development by the Company's employees. The system will be briefly described to the publishers during the initial contact, after which they will be directed to a section of the web site not accessible to the general public that will detail the terms of participation to the company. These terms will be as follows:



i. Elgrande.com will charge Clients US$1.50 per completed transaction of a purchase of one item from that company's inventory as listed in the Elgrande.com database. The Client company is responsible for maintaining accurate inventory status records in the database, and is expected to update the database at least once per month. The Elgrande.com system employs software that converts any common database format into the Elgrande.com format. Clients will be provided with a client account number and password, which will give them access to their section of the database only. Companies will be able to complete standard "data dumps" (transferring data in digital format from one device to another, as known as "downloading") over the Internet while connected to the Elgrande.com server. Because Elgrande.com accepts any tab-delimited database format, no additional preparation beyond pre-existing inventory database management will be required by companies to participate in the system. Tab-delimited database format is where the data elements are separated by use of the tab key on a standard keyboard. The only other charges for the transaction that the client will be expected to absorb are the fees charged by the credit card clearing house and the credit card companies themselves.

ii. Clients will be mandated by policy to provide the lowest wholesale price to the Elgrande.com clientele, and only manufacturers or those who otherwise "create" products will be eligible for participation. No distribution organization will be permitted entry unless they are the only agents for a particular manufactured item. In this manner, Elgrande.com intends to provide a very economical method of direct marketing to manufacturers of goods and publishers of intellectual merchandise. It is believed that this will also ensure the lowest prices anywhere in the world for the products listed in the database, except where discontinued inventories may be sold at significant discount. Items sold at below cost to offset sales of other merchandise at significant mark-up will be able to undercut Elgrande.com, but on average, prices will be maintained at wholesale levels, and will therefore be cheaper on average.

iii. In addition to providing Elgrande.com with inventory information, technical data pertaining to every product listed on the search engine will be provided if applicable. This information will be housed in a separate searchable database that will be made available to Clients of Elgrande.com. Elgrande.com staff will be mandated by policy to ensure that all customers receive satisfaction as a result of their purchases through Elgrande.com. Where Clients are dissatisfied with their purchases upon receipt, it will be Company policy to provide refunds in full. It is anticipated that this will bear somewhat negatively on the bottom line, but Elgrande.com management believes any lost revenues due to refunds will be easily recouped by satisfied repeat customers, and all possible attempts will be made to recover funds from the product provider. Elgrande.com analysts will provide constant monitoring of all customer complaints to identify manufacturers and publishers of inferior goods, who will be eliminated from the system.

iv. Upon conclusion of a transaction (payment received) the Elgrande.com system sends email to:
     * the  company  from whom the  product is  ordered;
     * the customer,  confirming  once  again  the  order  has been  processed;
     * the accounting database,  updating it with the transaction;
     * The Elgrande.com order monitoring system;
     * the shipper chosen, if applicable.


v. Elgrande.com will develop a tiered volume pricing schedule whereby those companies that are the recipients of greater numbers of orders through Elgrande.com than others will be entitled to pricing discounts on per transaction fees.

vi. Certain members of Elgrande.com staff will be responsible for liaison between Elgrande.com, participating companies, and the customers. At all times systems evaluation will be running to identify opportunities for expanded and improved service to both customers and Clients.


IMPLEMENTATION AND DEPLOYMENT


The public launch of the Elgrande retail web site is scheduled to be on May 1, 1999 and is expected to ready and able to process sale transactions. The Company chose to delay its scheduled launch for March 1, 1999 so as to complete testing of various components and to be satisfied with the web site's quality assurance. As the Company is presently satisfied with its continual testing results, it has chosen to forego the forty-five day test run of the site.



The Company's direct marketing and business development is now in the process of contacting companies who are publishers of literature, music, videos, games and software to solicit their participation in the Elgrande system. Graphic production of the web pages for the Elgrande.com site is accomplished by Elgrande staff.

The smooth integration of participant companies as they are recruited by marketing, will be handled by the staff of Elgrande, who will work with company representatives to ensure satisfaction. Fulfillment tracking will be the responsibility of senior management initially until such time as satisfactory sales levels justify the addition of personnel for that purpose. Strategy and evaluation meetings will be conducted frequently to assess strategy impact and possible remedies to problems as they arise.





COMPETITION

Competition for internet based commerce is very high even though the industry is still relatively new. Access to the industry is open to anyone with the appropriate computer equipment and hardware. Competition includes companies organized expressly for the purpose of internet based commerce as well as traditional product manufacturers, publishers and marketing firms that establish internet based components to their marketing. Obtaining market share is primarily a function of name recognition and advertising on popular internet portal sites such as Yahoo, Alta Vista or America Online. As a result of internet advertising rates, obtaining market share is highly capital intensive. Many if not most competitors who are already conducting transactions have greater resources than the Company and capturing market share from such large companies as Amazon.com will be difficult.

The Company believes that it has unique features which will allow the Company to effectively compete. The Elgrande.com System allows for flexible and multiple sources for products through manufacturers, publishers, wholesalers and retailers. Often such flexibility will allow the consumer to choose a local source if one exists. Amazon.com does not have this capability. The Elgrande.com System is also unique in that its trademarked "ShopEngine" allows consumers to use hyperlinks directly to the source and the source (the Company's client) can create their own content and advertising at lower cost than developing their own site.



REGULATION

     The Company is only subject to general business regulations.

EMPLOYEES

     The company employs twenty-two full time employess.


Item 2.   Management's Discussion And Analysis or Plan of Operation

All amounts are presented in U.S. dollars and where converted from Canadian dollars, converted using a conversion rate of 1 to .6575.


Elgrande.com was incorporated in April 1998, and commenced construction of an Internet site for the marketing of merchandise, including books, videos, software, CDs, tapes and computer games. The company commenced with the hiring of consultants in August, 1998, and engaged McDonald Harris & Associates of Vancouver, B.C.(MD&A) in September, 1998 to develop proprietary data base programming and web server configuration. The total cost of this program is $247,000 and the sum of $130,000 has been paid as at November 30, 1998. McDonald Harris & Associates is due to receive a final payment of $57,200 on June 1, 1999. The construction of the initial database has been completed. There are no other contracts of a material nature required to achieve the desired launch site. There have been no sales to date and none are contemplated before May 1, 1999.


LIQUIDITY AND CAPITAL RESOURCES


The company raised $997,800 as of November 30, 1998 by way of sale of common shares. At November 30, 1998, Elgrande.com had cash of $236,350 and subscription receivables of $538,050, providing sufficient liquidity to complete the program and launch the site which was sufficient to complete construction of the web site. Since November 30, 1998 all of the subscription receivables have been paid.

The estimated cost of the web site to launch date was estimated at $650,000. As of April 16, 1999, construction of the web site has been substantially completed and the Company has sufficient working capital to commence operations after the site is launched. The company intends to continue to raise additional funds either through the sale of common stock, from private loans, or other forms of equity/debt.



The Company had $137,000 on hand at February 28, 1999 and is in the final stages of completion of a private placement of 300,000 common shares at $3.00 per share. This private placement is being done with a single accredited investor located in London England. This is expected to close by April 30, 1999. This will provide the Company with an additional $900,000 in working capital which Management believes is sufficient for its operations for the next five months.

The  Company  maintains  cash  equivalents  with  a  large  Canadian   financial
institution and a large U.S. financial institution. Excess cash will be invested in highly liquid investments that are readily convertible into cash.



The Company has sufficient cash to finance its operations. While staff requirements will continue to grow, the Company does not anticipate any problems in the financing of this growth.






In the first fiscal year of operations, commencing April 1, 1998, the company will require an additional $2,000,000 to sustain an extensive marketing program. It is expected that approximately $2,000,000 in advertising costs will be incurred in year one to assist in the launching of the site. Funding requirements could increase significantly in year two, depending on the success of the marketing program in year one. Should anticipated results be generated, the company proposes to raise up to $20,000,000 in year two through a public offering of securities, of which $10,000,000 would be allocated to marketing costs.


RESULTS OF OPERATIONS

At November 30, 1998, the company had incurred expenses of $170,558, which have been covered from the sale of common stock. Included in the expenses is the sum of $107,028 for legal and consulting fees paid. In addition to the incurred expenses, the company incurred start-up costs of $100,715 as reflected on its balance sheet.



Results to date have been in accordance with the budget and the company continues to operate within a predetermined operating budget.


There are no revenues as of February 28, 1999 as the Company has not as yet activated its website. The Company expects to go live with its site by May 1, 1999 when initial revenue is anticipated to begin.



A summary of expenses to February 28, 1999 is as follows:

                  Consulting and Professional fees                     351,329
                  Marketing and public relations                       114,432
                  Communication and internet fees                       35,083
                  Other                                                 67,494
                                                                       -------
                                                                       568,338
                                                                       =======




IMPACT ON INFLATION


The company believes that the impact of inflation is not material to the development of its business. The company carries no inventory, and both North American and world inflation rates are nominal to non-existent at the present time.

YEAR 2000 ISSUE


The company is already compliant with the year 2000 issue and requires Y2K compliance certification from its client companies and third parties such as shippers and credit card processors virtually all of which have provided compliance assurances. The company believes that it is unlikely that there will be a systemic failure of the internet and that any disruptions in the company's operations will be limited.


ITEM 3.   DESCRIPTION OF PROPERTY

     The Registrant leases its approximately 3,000 square foot headquarters office space from a third party pursuant to a lease ending August, 2001 for $2,347.50 per month.

ITEM 4.   SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

     (a) Security Ownership of Certain Beneficial Owners holding five percent or greater of the 10,818,800 shares of common stock outstanding as of January 30, 1998.

Title of Class    Name and Address            Amount and Nature      % of
                  of Beneficial Owner         of Beneficial Owner    Class
- --------------------------------------------------------------------------

Common            James West                  1,000,000  Founder     9.2%
                  Ste. 308- 1040 Hamilton St.
                  Vancouver, B. C. V6B 2R9

                  Michael Page                1,000,000  Direct      9.2%
                  te. 308- 1040 Hamilton St.
                  Vancouver, B. C. V6B 2R9

                  Josephine Cross             1,000,000  Direct      9.2%
                  Ste. 307 - 19533 Fraser Hwy.
                  Surrey, B.C. V3S 6K7

                  Carlton Parfitt             1,000,000  Direct      9.2%
                  Ste. 308- 1040 Hamilton St.
                  Vancouver, B. C. V6B 2R9

     (b)  Security Ownership of Management


Title of Class    Name and Address(1)         Amount and Nature      % of
                  of Beneficial Owner         of Beneficial Owner    Class
- --------------------------------------------------------------------------
Common            Michael Page                1,000,000              9.2%

                  Carlton Parfitt             1,000,000              9.2%

                  James West                  1,000,000              9.2%

                  Dennis Brovarone               25,000  Direct      0.2%

                  Randal Palach                  25,000  Direct      0.2%

                  All officers and directors
                  as a Group (5 persons)      3,050,000             28.0%


(1) The address for management is that of the Registrant: Suite 308, 1040 Hamilton Street, Vancouver, B.C., Canada V6B 2R9

     (c)  Changes in Control

There are no arrangements which may result in a change in control of the issuer.

ITEM 5.   DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

     (a)  Directors and Executive Officers


NAME                    AGE   POSITION             1ST YEAR WITH COMPANY

Michael Page            30    President, Director          1998
Carlton J. Parfitt      31    Sec., Treas., Director       1998
Randal Palach           48    Chief Executive Officer      1999
Dennis Brovarone        43    General Counsel, Director    1999


     (b) Business Experience



MICHAEL PAGE: Mr. Page is a founder of the Company and became President in September, 1998. From March, 1997 to March, 1998 Mr. Page served as president of Strategic Financial Corp., Langley, British Columbia, public relations firm. From October 1995 to August 1996, Mr. Page was a public relations consultant with Axion Communications, Vancouver, British Columbia. From April 1992 to September 1995, Mr. Page was the President and chief editor of Hammer Publishing Corp., Surrey, British Columbia where he developed and oversaw the marketing of an annual tourist publication as well as a quarterly in-flight magazine for Central Mountain Air.

CARLTON J. PARFITT: Mr. Parfitt is a founder of the Company. From July 1997 to May 1998, Mr. Parfitt was a Vice President of Marketing and Sales for New Vision Entertainment, Tokyo, Japan, a television and multimedia content distribution company. From June 1995 to June 1997, Mr. Parfitt was a Special Assistant to the President of Mori & Associates, Tokyo, Japan, an international business consultant. From January 1993 to January 1995, Mr. Parfitt was the president of the Food For All Foundation, a non-profit organization. From January 1992 to December 1992, Mr. Parfitt was a Research Scientist engaged in software development for CTF Systems, Inc., Port Coquitlam, British Columbia. Mr. Parfitt graduated from Simon Fraser University, Vancouver, British Columbia in 1991 with a degree in Physics.


RANDAL PALACH: Mr. Palach was engaged as the Chief Executive Officer of the Company in April, 1999. During 1998 to April 1999 Mr. Palach was President of Astral Communications Inc., North York, Ontario, a national distribution company servicing 4,000 clients in the entertainment industry. He was responsible for the profitability and operating performance of the recognized leader in this industry. Major accounts included Blockbuster and Sears; major studios included Disney, Universal, 20th Century Fox, Universal, Paramount and Columbia Tri-Star and major labels included Sony, Polygram, MCA, EMI, BMG, and Warner. From 1993 to 1998, Mr. Palach was President of ITW Canada and President of Signode North American Distribution. He was responsible for the supply chain management of consumer and industrial packaging related products sold globally. He also implemented a major restructuring of the North American distribution network, and led several acquisitions. Locations -Toronto,Ontario; Chicago, Ill; and Charollette, N.C.

DENNIS BROVARONE - Mr. Brovarone has been practicing corporate and securities law since 1986 and as a sole practitioner since 1990. Prior to 1990, Mr. Brovarone served as in-house counsel to R.B. Marich, Inc.; a Denver, Colorado based brokerage firm. Mr. Brovarone served as President (Chairman) of the Board of Directors of The Community Involved Charter School, from January 1995 to March 1998, a four-year old K-12 independently chartered public school located in Lakewood, Colorado. He also serves as a Director of Innovative Medical Services, a publicly held corporation located in San Diego, California and is President and Chairman of the Board of Directors of Ethika Corporation, a publicly held corporation located in Westminster, Colorado.

     (c)  Significant Employees:

JAMES WEST: Mr. West is a founder of the Company and is the Chief Information Officer. From June 1996 to September 98, Mr. West was President of Intellicom Canada Communications, Inc., Vancouver, British Columbia specializing in the translation of marketing, public and investor relations documents into graphically enhanced world wide web pages for corporate clients. From January 1993 to June 1996, Mr. West was the owner/operator of Jim West Design, a sole proprietorship specializing in corporate logo graphic design and copywriting.



MARIUSZ GIRT: Mr. Girt joined the Company in October 1998 as project manager for the Company's computer systems. From March 1998 to October 1998 Mr. Girt was a software testing engineer with Microsoft Corporation, Redmond, Washington where he planned network scenarios simulating real time environments for new product testing. From June 1997 to February 1998 Mr. Girt was the manager of network and computer systems for Strategic Financial Corporation, Langley, British Columbia. Mr. Girt was an Information Technology Consultant with Microbell Network Solutions of Vancouver, British Columbia from September 1995 to May 1997 with responsibility for its network and computer systems. Mr. Girt attended the British Columbia Institute of Technology and completed its computer science program specializing in Network Security, TCP/IP, Routing, and Network Topologies related to Local and Wide Area Networks.

     (d) Family Relationships: Elise West, the mother of James West, Kendall Page, the sister of Michael Page, Sonja Parfitt and Anthony Parfitt, the mother and brother of Carlton Parfitt are employed by the Company in its marketing department. In September 1998, Elise West, Kendall Page and Sonja Parfitt were each issued 50,000 shares of the Company's common stock and Anthony Parfitt was issued 37,500 shares as compensation for their services. These shares begin vesting at 20% as of April 1, 1999 and an additional 20% every six months thereafter so long as services are continued with the Company.


     (e)  Involvement  in  Certain  Legal   Proceedings:   There  are  no  legal
proceedings to report.


ITEM 6.   EXECUTIVE COMPENSATION

     (a)  Summary Compensation Table

Name & Position          Year      Salary Paid
-----------------------------------------------
Michael T. Page          1998      $17,538.00 *
Carlton J. Parfitt       1998      $17,538.00 *
James West               1998      $17,538.00 *

*No other cash compensation or bonuses paid or accrued.

     (b)  Option/SAR Grants in Last Fiscal Year (Individual Grants)

          No options have been granted to date.

The Registrant has a Stock Option Plan, entitled the "Elgrande.com, Inc., 1998 Directors and Officers. Stock Option Plan" (the "Plan"). Its purpose is to advance the business and development of the Company and its shareholders by affording to the employees, directors and officers of the Company the opportunity to acquire a proprietary interest in the Company by the grant of Options to such persons under the Plan's terms. By doing so the Company seeks to motivate, retain and attract highly competent, motivated employees, executive Officers and Directors to lead the Company. The effective date of the Plan is September 23, 1998. Article 3 of the Plan provides that the Board shall exercise its discretion in awarding Options under the Plan, not to exceed 1,000,000 shares. The per share Option price for the stock subject to each Option shall be $0.50 per share or such other price as the Board may determine. All Options must be granted within ten years from the effective date of the Plan. There is no express termination date for the Options, although the Board may vote to terminate the Plan. Under the Plan, there have been no Options granted.

     (c) Aggregated Option/SAR Exercises in Last Fiscal Year and FY-end Option/SAR Values : None

     (d)  Long-term Incentive Plans -- Awards in Last Fiscal Year: None

The Registrant has not otherwise awarded any stock options, stock appreciation rights or other form of derivative security or common stock or cash bonuses to its executive officers and directors.

     (e)  Compensation of Directors

          1.   Standard Arrangements

     The members of the Company's Board of Directors are reimbursed for actual expenses incurred in attending Board meetings.

          2.   Other Arrangements: There are no other arrangements.

     (f)  Employment Contracts And Termination of Employment, And
          Change-in-control Arrangements


The Company's President, Michael Page is subject to an two year consulting contract at a salary of $81,000 CN ($53,265US) per annum. The consulting contract was executed on September 1, 1998 and became effective in October 1, 1998. The Company's Secretary / Treasurer, Carlton Parfiett is also subject to an two year consulting contract at a salary of $81,000 CN ($53,265US) per annum. The consulting contract was executed on September 1, 1998 and became effective in October 1, 1998. The Companys Chief Executive Officer, Randall Palach is subject to a six month consulting contract beginning April 1, 1999 at a salary of $12,500 CN ($8,218.75US) per month. Dennis Brovarone, the Company's General Counsel beginning April 1, 1999 receives a $4,000 US per month retainer terminable by the Company on thirty days notice. Compensation expense for Mr. Page and Mr. Parfitt was reflected in the Company's first quarter unaudited financial statements contained in the Form 10QSB filed on or about April 15, 1999 and every quarter thereafter. Compensation expense for Mr. Brovarone and Mr. Palach will be reflected in the second quarter financial statements and every quarter thereafter.


ITEM 7.   CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

The Company's By-Laws include a provision regarding Related Party Transactions which requires that each participant to such transaction identify all direct and indirect interests to be derived as a result of the Company's entering into the related transaction. A majority of the disinterested members of the board of directors must approve any Related Party Transaction. Elise West, the mother of James West, Kendall Page, the sister of Michael Page, Sonja Parfitt and Anthony Parfitt, the mother and brother of Carlton Parfitt are employed by the Company in its marketing department. In September 1998, Elise West, Kendall Page and Sonja Parfitt were each issued 50,000 shares of the Company's common stock and Anthony Parfitt was issued 37,500 shares as compensation for their services. These shares begin vesting at 20% as of April 1, 1999 and an additional 20% every six months thereafter so long as services are continued with the Company.



ITEM 8.   DESCRIPTION OF SECURITIES

The authorized capital stock of Company consists of 200,000,000 shares of common stock. No warrants to acquire common stock have been authorized. There are no outstanding obligations of the Company to repurchase, redeem or otherwise acquire any shares of the Company's common stock.

The common stock carry no preemptive rights, are not convertible, redeemable, assessable or entitled to the benefits of any sinking fund. The common stock affords the holders no cumulative voting rights, and the holders of a majority of the shares voting for the election of the directors can elect all of the directors if they should choose to do so.

Pursuant to a vote of the Shareholders on April 2, 1998, the Registrant's Board of Directors has the authority to declare a reverse split of the outstanding shares.


PART II

ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND OTHER SHAREHOLDER MATTERS

     (a)  Market Information

The Registrant's stock is not listed for sale on any exchange or trading medium. The Registrant intends to seek the listing of its Common Stock on the OTC Electronic Bulletin Board upon the effectiveness of this Form 10-SB. Until such time, there is no public market for the Company's Common Stock.

     (b)  Holders


There are 117 holders of the Registrant's Common Stock as of April 19, 1999. There are 4,925,000 shares of common stock, which are restricted securities as defined by Rule 144, none of which have been held in excess of one year.


     (c)  Dividends

The Registrant has paid no dividends to date on its Common Stock. The Registrant reserves the right to declare a dividend when operations merit.

ITEM 2.   LEGAL PROCEEDINGS

There is no action, suit or proceeding before or by any court or governmental agency or body, domestic or foreign, now pending or, to the knowledge of the Registrant, threatened, against the Registrant, or any of its properties, business affairs or business prospects of the Registrant which would have a material effect thereon.

ITEM 3.   CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS:    NONE

ITEM 4.   RECENT SALES OF UNREGISTERED SECURITIES

During the past three years, the Registrant sold securities which were not registered under the Securities Act of 1933, as amended, as set forth below.

Date      Name                 # of shares issued    Consideration (U.S. $)
----      ----                 ------------------    ----------------------

040298    James West                  1,000,000              $1,000
040298    Michael Page                1,000,000              $1,000
040298    Josephine Cross             1,000,000              $1,000
040298    Carlton Parfitt             1,000,000              $1,000
------    ---------------             ---------              ------

          $0.001 per share total      4,000,000              $4,000


040298    Jim Sheehan                   500,000              $5,000
040298    Raymond Barth                 500,000              $5,000
040298    Charles F. Payne              500,000              $5,000
040298    Glen Helfmeyer                500,000              $5,000
040298    Paul L. Harrison              500,000              $5,000
040298    Kerry J. McCullagh            500,000              $5,000
040298    Michael McCullagh             500,000              $5,000
040298    Brad Pow                      500,000              $5,000
040298    Michael Parker                500,000              $5,000
040298    L. Joan McCullagh             500,000              $5,000
------    -----------------             -------              ------

          $0.01 per Share Total       5,000,000             $50,000


112898    293701 Alberta Ltd.             5,000              $5,000
112898    Abby Broussard                  5,000              $5,000
112898    Alexander Reynolds              5,000              $5,000
112898    Anita Pow                         500                $500
112898    C. Hilgenberg                   5,000              $5,000
112898    Candelar Holdings               2,000              $2,000
112898    Carol Geraldi                     250                $250
112898    Carole Lind-Peterson           20,000             $20,000
112898    Charlie Huddy                   2,000              $2,000
112898    Christian Schenk                5,000              $5,000
112898    Clayton Ness                    5,000              $5,000
112898    Craig McTavish                  2,000              $2,000
112898    David Morgan                   10,000             $10,000
112898    David H. Troxwell               2,000              $2,000
112898    Dean Murray                     2,000              $2,000
112898    Della Grant                    10,000             $10,000

112898    Edwin Fishbaine                 5,000              $5,000
112898    Elsie Harasym                   1,000              $1,000
112898    Gary C. Rosholt                50,000             $50,000
112898    Gerry Franco                   10,000             $10,000
112898    Gerry W. Sauve                  2,000              $2,000
112898    Gilbert M. Russell              3,000              $3,000
112898    Helen Trieman                  30,000             $30,000
112898    Hugh Fleshar                    1,000              $1,000
112898    James D. George                10,000             $10,000
112898    Jason Booth                     2,000              $2,000
112898    Jean J. Schroeter              20,000             $20,000
112898    J. Broussard Eq. Trst.          5,000              $5,000
112898    L. Christine Firby             12,000             $12,000
112898    Lance Gardiner                  5,000              $5,000
112898    Leslie Abe                      1,000              $1,000
112898    Maurice Schelvis               10,000             $10,000
112898    May Etta Carlson                2,000              $2,000
112898    Mel Pesony                      2,000              $2,000
112898    Mitch Lascelle                 10,000             $10,000
112898    Orville Brill                  10,000             $10,000
112898    Otto Gassner                    5,000              $5,000
112898    Patrick Bayard                  5,000              $5,000
112898    Peter Samler                   10,000             $10,000
112898    Peter Huber                    25,000             $25,000
112898    Procan Investor                10,000             $10,000
112898    Rhett K. Martin                 1,000              $1,000
112898    Robert Cooper                   5,000              $5,000
112898    Robert Landry                  20,000             $20,000
112898    Rudolph DeLeo                     500                $500
112898    Russell McQueen                 1,500              $1,500
112898    Stanley G. Kroeker              3,000              $3,000
112898    Stephen Bishop                  2,000              $2,000
112898    Theodor Reinalter              15,000             $15,000
112898    Tom Nakshara                    6,000              $6,000
112898    W. Margaret Houck, CMC         10,000             $10,000
112898    Wilbur P. Pool                  4,000              $4,000
112898    William Pow                       500                $500
112898    Wilma Perskin                   5,000              $5,000
112898    Yamanishi Hldgs                 5,500              $5,500
113098    Wachi Andres                   15,000             $15,000
113098    Steeg Oliver                    9,000              $9,000
113098    Leili Schuerch                 30,000             $30,000
113098    798111 Alberta Ltd.             2,000              $2,000
113098    Ezra Schwartz                   1,000              $1,000
113098    Chaim Schwartz                 31,500             $31,500
113098    Chaim Slomiuc                   7,500              $7,500
113098    Ed Fishbaine                   13,400             $13,400

113098    Raymond McAllister              3,000              $3,000
113098    Beatrice Williams               1,000              $1,000
113098    Alfred Williams                 5,000              $5,000
113098    William Bailey                  1,000              $1,000
113098    Fred Milner                     1,000              $1,000
113098    Albert J. Auriat                2,000              $2,000
113098    David J. Vos                    5,000              $5,000
113098    Joyce L. Vos                   10,000             $10,000
113098    Delayne Pfan                    2,000              $2,000
113098    Tim Whaley                        350                $350
113098    Procan Investment             115,000            $115,000
113098    Kunz Daniel                    11,000             $11,000
113098    Kazimierz Kozica                4,000              $4,000
113098    Paul Schmid                     5,000              $5,000
113098    Kevin Bredeson                    200                $200
113098    John McHugh                    20,000             $20,000
113098    Peter Huber                     5,000              $5,000
113098    Malic Money Mgmt               10,000              10,000
113098    Frances R. Kreway              10,000             $10,000
113098    Gary Sutter                    11,000             $11,000
113098    Brenda Meyer                    5,000              $5,000
113098    Sabrina Jones                   3,000              $3,000
113098    Intnl. Investment Servs.       95,000             $95,000
113098    Bill Westby                     1,600              $1,600
113098    Dr. Jud Hollis                    500                $500
113098    Sandra J. Quinn                 1,000              $1,000
113098    Peter Allard                  100,000             100,000
113098    Don Moroz                       1,000              $1,000
------    ---------                       -----              ------

         $1.00 per Share Total          988,800             $988,800

091798    Barclay Pacific Dev. Ltd.     250,000            services
091798    Wolnosc Int. Inc.             250,000            services
091798    Stacey McGrillen               50,000            services
091798    Kendall Page                   50,000            services
091798    Sonja Parfitt                  50,000            services
091798    Elise West                     50,000            services
091798    Woojun Jeon                    37,500            services
091798    Anthony Parfitt                37,500            services
091798    David Halmai                   37,500            services
091798    Mavis Robinson                 37,500            services
121098    Dennis Brovarone               25,000            services
041999    Randal Palach                  25,000            services
------    --------------                 ------            --------

          Issued for Services Total     900,000            services



The Registrant was not a reporting company pursuant to the Securities Exchange Act of 1934 nor was it a development stage company with no business plan. Thus it was eligible to rely upon Rule 504. Moreover, Rule 504 was available in that the Registrant sold less than $1,000,000.00 worth of securities in the previous 12 month period and except for the Registrant's officers and directors, the purchasers were unaffiliated investors. The Shares sold at $0.01 per share in April, 1998 and at $1.00 per share in September 1998 were sold pursuant to the Rule 504 safe harbor. These sales were entirely private transactions pursuant to which all material information as specified in Rule 502(b)(2) was made available to the purchasers.


The shares issued for services are for compensation to the Company's employees, consultants and legal counsel and the shares sold to the Company's founders and Josephine Cross, the mother of Michael Page were sold pursuant to the exemption contained in Section 4(2) of the Securities Act. The shareholders had unlimited access to all material information regarding the Company as a result of their employment with the Company or family relationship with the executive officers and directors.


On all transactions depicted, no sales commission was paid by the Company to Pacific Rim Investment Inc. pursuant to the April 2, 1998, Offering Sales Agency Agreement. (See Exhibit 10(ii)). Pacific Rim Investment Inc. is a corporation organized under the law of the Pacific island nation of Vanuatu. Pacific Rim has two principals. They are Geoffrey Robert Gee and John Caldwell Malcolm.


ITEM 5.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

Article 11 of the Company's By-laws provides that every person who was or is a party or is threatened to be made a party to or is involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he or a person for whom he is the legal representative is or was a director or officer of the corporation or is or was serving at the request of the corporation or for its benefit as a director or officer of another corporation, or as its representative in a partnership, joint venture, trust or other enterprise, shall be indemnified and held harmless to the fullest extent legally permissible under the General Corporation Law of the State of Nevada against all expenses, liability and loss (including attorney's fees, judgments, fines and amounts paid or to be paid in settlement) reasonably incurred or suffered by him in connection therewith.

PART F/S


                           ELGRANDE.COM INC.
                     (A Development Stage Company)

                           TABLE OF CONTENTS



ACCOUNTANTS' REPORT                                         1

FINANCIAL STATEMENTS

     Balance Sheet                                          2

     Statement of Operations and Accumulated Deficit        3

     Stockholders' Equity (Deficit)                         4

     Statement of Cash Flows                                5

NOTES TO FINANCIAL STATEMENTS                               6

WILLIAMS & WEBSTER PS
CERTIFIED PUBLIC ACCOUNTS
Seafirst Financial Center
W 601 Riverside, Suite 1970
Spokane, WA 99207
(509) 838-5111


Board of Directors
Elgrande.com Inc.
1040 Hamilton Street
Vancouver, British Columbia
Canada V6B 2R9
                      Independent Auditor's Report

We have audited the accompanying balance sheet of Elgrande.com Inc. (a development stage company) as of November 30, 1998 and the related statements of operations and accumulated deficit, cash flows, and stockholders' equity for the period from April 8, 1998 (inception) to November 30, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Elgrande.com Inc. as of November 30, 1998, and the results of its operations and its cash flows for the period from April 8, 1998 (inception) to November 30, 1998, in conformity with generally accepted accounting principles.

As discussed in Note 2, the Company has been in the development stage since its inception on April 8, 1998. Realization of a major portion of the assets is dependent upon the Company's ability to meet its future financing requirements, and the success of future operations. Management's plans regarding those matters also are described in Note 2. These factors raise substantial doubt about the Company's ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.


Williams & Webster, P.S.
Spokane, Washington
January 20, 1999

Except for Note 11, as to which the date is April 19, 1999

ELGRANDE.COM INC.
(A Development Stage Company)
BALANCE SHEET
November 30, 1998

 A S S E T S
   CURRENT ASSETS
      Cash                                                     $   236,350
                                                                ----------

   PROPERTY AND EQUIPMENT
      Computer hardware                                             38,407
      Furniture and fixtures                                        20,878
      Database and software                                        296,408
      Less accumulated depreciation                                 (2,160)
                                                                ----------
         TOTAL PROPERTY AND EQUIPMENT                              353,533
                                                                ----------

   OTHER ASSETS
      Deposit                                                        3,600
      Organizational costs, net of $5,285 amortization             100,715
                                                                ----------
         TOTAL OTHER ASSETS                                        104,315
                                                                ----------

      TOTAL ASSETS                                             $   694,198
                                                                ==========

L I A B I L I T I E S   &   S T O C K H O L D E R S '   E Q U I T Y
   CURRENT LIABILITIES
      Accounts payable                                         $   234,189
      Accrued interest                                                 529
      Stock over-subscription payable                               90,000
                                                                ----------
         TOTAL CURRENT LIABILITIES                                 324,718
                                                                ----------

   LONG-TERM DEBT
         Note payable                                               39,543
                                                                ----------

      TOTAL LIABILITIES                                            364,261
                                                                ----------

      COMMITMENTS AND CONTINGENCIES                                    -
                                                                ----------

   STOCKHOLDERS' EQUITY
      Common stock, 200,000,000 shares authorized,
         $.001 par value; 10,793,800 shares issued and
         outstanding                                                10,794
      Additional paid-in capital                                 1,027,996
      Subscriptions receivable                                    (538,050)
      Accumulated deficit during developmental stage              (170,803)
                                                                ----------
      TOTAL STOCKHOLDERS' EQUITY                                   330,182
                                                                ----------

      TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY               $   694,198
                                                                ==========









          The accompanying notes are an integral part of these
                          financial statements.
                                   2

ELGRANDE.COM INC.
(A Development Stage Company)
STATEMENT OF OPERATIONS AND ACCUMULATED DEFICIT
For the Period Ended November 30, 1998

R E V E N U E S                                                $       -
                                                                ----------

E X P E N S E S
   Legal and professional fees                                     107,028
   Software and internet services                                   11,568
   Marketing and public relations                                   18,217
   Rent                                                              9,965
   Depreciation and amortization                                     7,445
   Office and administration                                         6,208
   Travel and entertainment                                          5,224
   Communication                                                     2,669
   Production and programming                                        1,950
   Interest                                                            529
                                                                ----------
      TOTAL EXPENSES                                               170,803
                                                                ----------

NET LOSS                                                          (170,803)

ACCUMULATED DEFICIT, BEGINNING BALANCE                                 -
                                                                ----------

ACCUMULATED DEFICIT, ENDING BALANCE                            $  (170,803)
                                                                ==========

   NET LOSS PER COMMON SHARE                                   $   (0.0181)
                                                                ==========

   WEIGHTED AVERAGE NUMBER OF
      COMMON STOCK SHARES OUTSTANDING                            9,436,725
                                                                ==========









          The accompanying notes are an integral part of these
                          financial statements.
                                   3

ELGRANDE.COM INC.
(A Development Stage Company)
STATEMENT OF STOCKHOLDERS' EQUITY
For the Period Ended November 30, 1998

                           Common Shares
                        --------------------      Additional                                 Total
                         Number                    Paid-in     Subscriptions Accumulated  Stockholders'
                        of Shares    Amount        Capital      Receivable     Deficit       Equity
                        ---------   --------      ----------   ------------  -----------  -------------

Issuance of common stock
in April, 1998:
  For cash at $.001
   per share            4,000,000   $    4,000     $       -     $      -   $       -      $    4,000
  For cash at $.01
   per share            5,000,000        5,000        45,000                                   50,000
Issuance of common stock
in September, 1998
  for services at $.06
   per share              850,000          850        49,150                                   50,000

Issuance of common stock
in November, 1998
  For cash and
   subscription
   at $1.00 per
   share less expense
   of $9,010              943,800          944       933,846     (538,050)                    396,740

Loss for period ending,
November 30, 1998                                                              (170,803)     (170,803)
                       ----------    ---------    ----------    ---------    ----------     ---------
Balance
  November 30, 1998    10,793,800   $   10,794   $ 1,027,996   $ (538,050)  $  (170,803)   $  329,937
                       ==========    =========    ==========    =========    ==========     =========











          The accompanying notes are an integral part of these
                          financial statements.
                                   4

ELGRANDE.COM INC.
(A Development Stage Company)
STATEMENT OF CASH FLOWS
For the Period Ended November 30, 1998


Cash flows from operating activities:
   Net loss                                                    $  (170,803)
   Adjustments to reconcile net loss
      to net cash used by operating activities:
         Depreciation and amortization                               7,445

         Services paid by issuance of common stock                  50,000

      Increase in:
         Accounts payable                                           59,989
         Accrued interest                                              529
         Over-subscriptions payable                                 90,000
                                                                ----------
   Net cash used in operating activities                           (12,840)
                                                                ----------

Cash flows from investing activities:
   Purchase of property and equipment                             (141,950)
   Deposit on leased property                                       (3,600)
   Payment on organizational costs                                (106,000)
                                                                ----------
   Net cash used in investing activities                          (251,550)

Cash flows from financing activities:

   Issuance of stock                                               450,740
                                                                 ----------

Net increase in cash                                               236,350

Cash, beginning of period                                              -
                                                                ----------

Cash, end of period                                            $   236,350
                                                                ==========

SUPPLEMENTAL DISCLOSURES:
   Cash paid for interest and income taxes:
      Interest                                                 $       -
                                                                ==========
      Income taxes                                             $       -
                                                                ==========

NON-CASH INVESTING ACTIVITIES
   Note issued for purchase of property and equipment          $    39,543
   Purchase commitment for database                                174,200
                                                                ----------
         Total                                                 $   213,743
                                                                ==========



          The accompanying notes are an integral part of these
                          financial statements.
                                   5

NOTE 1 - ORGANIZATION AND DESCRIPTION OF BUSINESS

Elgrande.com Inc., formerly Intellicom Internet Corp (hereinafter "the Company"), was incorporated in April 1998 under the laws of the State of Nevada primarily for the purpose of developing and marketing internet applications, specifically for books, software, audio and video media and computer games. The name change to Elgrande.com Inc. was effective on September 19, 1998. The Company maintains an office in Vancouver, British Columbia, Canada.

The Company is in the development stage, and as of November 30, 1998 had not realized any significant revenues from its planned operations.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

This summary of significant accounting policies of Elgrande.com Inc. is presented to assist in understanding the Company's financial statements. The financial statements and notes are representations of the Company's management which is responsible for their integrity and objectivity. These accounting policies conform to generally accepted accounting principles and have been consistently applied in the preparation of the financial statements.

DEVELOPMENT STAGE ACTIVITIES

The Company has been in the development stage since its formation on April 8, 1998. It is primarily engaged in developing and marketing internet applications.

GOING CONCERN

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern.

As shown in the accompanying financial statements, the Company incurred a net loss of $170,803 for 1998. At November 30, 1998, current liabilities exceed current assets by $88,368. The Company, being a developmental stage enterprise, is currently putting technology in place which will, if successful, mitigate these factors which raise substantial doubt about the Company's ability to continue as a going concern. The financial statements do not include any adjustments relating to the recoverability and classification of recorded assets, or the amounts and classification of liabilities that might be necessary in the event the Company cannot continue in existence.

Management has established plans designed to increase the sales of the Company's products. Management intends to seek new capital from new equity securities issuances that will provide funds needed to increase liquidity, fund internal growth and fully implement its business plan.

Accounting Method

The Company's financial statements are prepared using the accrual method of accounting.

Loss Per share

Loss per share was computed by dividing the net loss by the weighted average number of shares outstanding during the period. The weighted average number of shares was calculated by taking the number of shares outstanding and weighting them by the amount of time that they were outstanding.

Cash and Cash Equivalents

For purposes of the Statement of Cash Flows, the Company considers all short-term debt securities purchased with a maturity of three months or less to be cash equivalents.

Provision for Taxes

At November 30, 1998, the Company had net operating loss of approximately $170,803. No provision for taxes or tax benefit has been reported in the financial statements, as there is not a measurable means of assessing future profits or losses.

Use of Estimates
-----------------

The process of preparing financial statements in conformity with generally accepted accounting principles requires the use of estimates and assumptions regarding certain types of assets, liabilities, revenues, and expenses. Such estimates primarily relate to unsettled transactions and events as of the date of the financial statements. Accordingly, upon settlement, actual results may differ from estimated amounts.

NOTE 3 - PROPERTY AND EQUIPMENT

Property and equipment are stated at cost. Depreciation and amortization are provided using the straight line method over the estimated useful lives of the assets. The useful lives of property, plant and equipment for purposes of computing depreciation and amortization are five and seven years. The following is a summary of property, equipment and accumulated depreciation and amortization:

                                                 Accumulated Depreciation
                                                 ------------------------
                                       Cost           or Amortization
                                       ----           ---------------

Computers                            $ 38,407              $1,915
Furniture and fixtures                 20,878                 245
Database                              296,408                  -
                                      -------               -----
                                     $355,693              $2,160
                                      =======               =====


The database is expected to be completed in March, 1999, and amortization will begin at that time. See related Note 7.

NOTE 4 - INTANGIBLE ASSETS

During the period ended November 30, 1998, Elgrande.com Inc. incurred organization costs of $106,000. These organization costs are being amortized over the useful life of sixty months beginning September 1, 1998. During the period ending November 30, 1998, $5,285 was recorded as amortization of organization costs. In accordance with SOP 98-5 (effective for fiscal years beginning after December 15, 1998), the Company expects to write off its organizational costs in 1999, thereby incurring a one time only charge of $100,715.


The Company has capitalized $296,408, which is the contractual cost of data base software purchased from an independent software supplier. No portion of this software, acquired in November 1998, was internally developed and, accordingly, there are no internal costs associated with this software which were charged to research and development. Consistent with SOP 98-1, the costs of this software, which was purchased solely for internal use and will not be marketed externally, have been capitalized.


NOTE 5 - COMMON STOCK

Upon incorporation, 4,000,000 shares of common stock were distributed at $.001 per share to the board of directors for $4,000. The second share issuance was for 5,000,000 common shares at $.01 per share for $50,000. Under Regulation D, Rule 504, 943,800 shares of common stock were issued at $1.00 per share for cash and subscriptions. At November 30, 1998, $538,050 in stock subscriptions were receivable and subsequently $491,305 of this was received by January 11, 1999. At November 30, 1998 the Company's stock offering was over-subscribed by $90,000, which was recorded on the Company's balance sheet as a current liability. This overage of $90,000 was repaid in December, 1998.

In September 1998, the Company adopted the Elgrande.com Inc. 1998 Directors and Officers Stock Option Plan, a non-qualified plan. This plan allows the Company to distribute up to 1,000,000 shares of common stock to officers, directors, employees and consultants through the authorization of the Company's Board of Directors.

In the period ending November 30, 1998, the Company issued 850,000 common stock shares of common stock for the services of consultants. The Company valued these services at $50,000. The shares issued include negotiation rights and will begin to vest in April, 1999 with 20% of shares vesting every six months until the consultants are fully vested in their shares.

NOTE 6 - RELATED PARTIES

Certain consultants which received common stock are related to the Company's directors and stockholders. Of the 850,000 shares issued to consultants, 187,500 shares were issued to family members of directors who provided services to the Company.

NOTE 7 - COMMITMENTS AND CONTINGENCIES

Lease Commitments

The Company leases office space in Vancouver, B.C., Canada from Yaletown Centre Investment Ltd. for $2,347.50 per month. The lease is effective from September 1, 1998 to August 31, 2001. The terms of the lease required the Company to give the lessor a $3,600 refundable security deposit.

Future minimum rental commitments under the operating lease are as follows:

Year Ending November 30, 1999                                   $28,170
Year Ending November 30, 2000                                    28,170
Year Ending November 30, 2001                                    21,128
                                                                -------
                                                                $77,468
                                                                =======

Database Development

The Company's purchase commitment for services to develop a database at November 30, 1998 totaled $247,000, of which $72,800 was paid in 1998 and the balance of $174,200 is expected to be paid by March 1999. As of November 30, 1998, the Company considered that the majority of the services contracted for were payable and accrued the balance owed of $174,200 as part of accounts payable.

NOTE 8 - TRANSLATION OF FOREIGN CURRENCY

The Company has adopted Financial Accounting Standard No. 52. The Canadian foreign exchange rate has remained approximately the same since inception therefore, there are no material exchange rate transaction gains or losses. In the future, the Company will record such transactions in the Statement of Stockholders' Equity.

NOTE 9 - CONCENTRATION OF CREDIT RISK FOR CASH HELD AT BANKS

The Company maintains cash balances at two banks. Accounts at each institution are insured by the Federal Deposit Insurance Corporation up to $100,000. At November 30, 1998 the cash balance at one institution exceeded this insured amount by $87,660.

NOTE 10 - LONG-TERM DEBT

The Company's long-term debt consists of a note secured by furniture and computers for $47,000. The terms of this agreement call for a balloon payment of all principal on November 30, 2000. The Company's management expects to pay this amount by the due date of the loan, which does not contain a stipulated rate of interest. Upon origination the estimated current value of this debt was $39,543. Imputed interest accrued at 8% per annum from September 15, 1998 to November 30, 1998 was $529.

NOTE 11 - RESTATED FINANCIAL STATEMENTS

The Company's audited financial statements have been reissued on April 12, 1999 to reflect changes requested by the Securities and Exchange Commission in connection with the filing of the Company's Form 10-SB. These changes do not affect the auditor's opinion, balance sheet or statement of operations. Additional disclosures on the Company's intangible assets (database software and organizational costs), on stock over-subscription payable, and on issuance of common stock to consultants were made in Notes 4 and 5, respectively.

In addition, the Company has modified its Statement of Cash Flows to reclassify a noncash expense item under adjustments to reconcile net loss in cash flows from operating activities.

PART III


ITEM 1.   INDEX TO EXHIBITS

     3.        (i)   Articles of Incorporation *
               (ii)  By-laws*

     10.1 Offering Sales Agency Agreement among El Grande.Com, Inc., and Pacific Rim Investment Inc.*

     10.2      MacDonald Harris & Associates Ltd.,  Consulting Agreement*

     10.3      M. Page Consulting Agreement*

     10.4      J. Parfitt Consulting Agreement*

     10.5      R. Palach Consulting Agreement

     10.6      Office Lease dated August 27, 1998

     10.7      Office Lease dated December 22, 1998

     27        Financial Data Schedule*


* Previously filed as an exhibit to Form 10-SB filed on February 2, 1999

Signatures

In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this Amendment No 1 to the registration statement to be signed on its behalf by the undersigned, thereunto duly aut horized.

Elgrande.com Inc.
(Registrant)

By:


MICHAEL PAGE
------------
Michael Page, President, Chairman of the Board
April 19, 1999


RANDAL PALACH
-------------
Randal Palach, Chief Executive Officer


CARLTON PARFITT
---------------
Carlton Parfitt, Chief Financial Officer, Secretary-Treasurer, Director April 19, 1999


DENNIS BROVARONE
---------------
Dennis Brovarone, Director
April 19, 1999